Exhibit 14

          PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT COMPANY ACT

      The mutual funds operating pursuant to this Plan (individually a "Fund" and, collectively, the "Funds") offer Class I Shares, Class A Shares, Class B Shares, Class C Shares and, for the taxable Funds, Class R Shares as follows:

Account Maintenance and Distribution Fees

      Class A Shares, Class B Shares, Class C Shares and Class R Shares bear the expenses of the ongoing account maintenance fees applicable to the particular Class. Class B Shares, Class C Shares and Class R Shares bear the expenses of the ongoing distribution fees applicable to the particular Class. Specific shareholders within a Class (other than Class R) may be subject to initial or contingent deferred sales charges as set forth in each Fund's current prospectus and statement of additional information (together, the "prospectus").

Transfer Agency Expenses

      Each Class shall bear any incremental transfer agency cost applicable to the particular Class.

Voting Rights

      Each Class has exclusive voting rights on any matter submitted to shareholders that relates solely to its account maintenance fees or ongoing distribution fees, as may be applicable. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

Dividends

      Dividends paid on each Class will be calculated in the same manner at the same time and will differ only to the extent that any account maintenance fee, any distribution fee and any incremental transfer agency cost relates to a particular Class.

Conversion Features

      Holders of Class B Shares and Class R Shares will have such conversion features to Class A Shares as set forth in each Fund's current prospectus. Conversion features may vary among holders of Class B Shares.